Shelter Acquisition Corporation I

6 Midland Street #1726

Quogue, New York 11959

June 25, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason Drory

Re:	Shelter Acquisition Corporation I

Registration Statement on Form S-1

File No. 333-253213

Dear Mr. Drory:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Shelter Acquisition Corporation I (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on June 29, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Debbie P. Yee, P.C., of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3630, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Danion Fielding
Danion Fielding
Chief Financial Officer